As filed with the Securities and Exchange Commission on November 9, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Duck Creek Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	84-3723837 (I.R.S. Employer
Identification Number)
22 Boston Wharf Road, Floor 10 Boston, MA 02210 (888) 724-3509
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael Jackowski

Chief Executive Officer

Duck Creek Technologies, Inc.

22 Boston Wharf Road, Floor 10

Boston, MA 02210

(888) 724-3509

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Zeidel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Arthur D. Robinson, Esq. Xiaohui (Hui) Lin, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging Growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)
Common stock, $0.01 par value per share	$525,000,000	$57,277.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have an option to purchase.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 9, 2020

Preliminary prospectus

8,000,000 shares

Duck Creek Technologies, Inc.

Common stock

The selling stockholders named in this prospectus are offering eight million shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the Nasdaq Global Select Stock Market (“Nasdaq”) under the symbol “DCT.” On November 6, 2020, the closing sales price of our common stock as reported on the Nasdaq was $47.18 per share.

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional shares of common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.

As of September 30, 2020, the Apax VIII Fund, a global private equity fund (collectively, with its affiliates, “Apax”), and Accenture plc, a public limited company incorporated in Ireland (collectively, with its affiliates, “Accenture”), together beneficially owned 55.1% of the voting power of our common stock. Pursuant to the Stockholders’ Agreement (as defined below) we entered into in connection with our IPO (as defined below), Apax and Accenture control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we are currently a “controlled company” within the meaning of the corporate governance standards of Nasdaq. However, upon the completion of this offering, Apax and Accenture are expected to beneficially own approximately 49.0% of the voting power of our common stock in the aggregate (or 48.1% if the underwriters’ option to purchase additional shares is fully exercised). Because Apax and Accenture will beneficially own less than 50% of the total voting power of our common stock upon completion of this offering, we will no longer be a “controlled company” within the meaning of the corporate governance standards of Nasdaq upon completion of this offering. See “Prospectus summary—Certain corporate governance developments.”

We are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to certain reduced public company reporting requirements. See “Prospectus summary—Implications of being an emerging growth company.”

Investing in our common stock involves risks. See “Risk factors” beginning on page 21 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus to read about certain factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to the selling stockholders	$	$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock against payment on or about                , 2020.

J.P. Morgan	Goldman Sachs & Co. LLC

BofA Securities

Prospectus dated                , 2020

Through and including                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the selling stockholders have authorized anyone to provide you with any information other than that contained in this prospectus or incorporated by reference, any amendment or supplement to this prospectus and any free writing prospectus we prepare or authorize. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different or additional information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have authorized for use with respect to this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or in any related free writing prospectus we prepare or authorize is accurate as of any date other than the respective dates thereof or on the date or dates which are specified in such documents. Any information in documents that we have incorporated by reference is only accurate as of the date of such document incorporated by reference, regardless of its time of delivery or the time of any sales of our common stock. Any statement made in this prospectus or in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes that statement. Our business, financial condition, results of operations or cash flows may have changed since the date of the applicable document or the dates specified in such document.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus or incorporated by reference in this prospectus from our filings with the SEC listed under “Incorporation by reference” and does not contain all the information you should consider before making an investment decision. You should carefully read the entire prospectus and information incorporated by reference in this prospectus, including any free writing prospectus prepared by us or on our behalf, including the sections entitled “Risk Factors,” “Special note regarding forward-looking statements” and “—Summary consolidated financial information” included in this prospectus and sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2020, filed with the SEC on November 3, 2020 (our “Annual Report”), which is incorporated by reference in this prospectus, before making an investment decision.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “Duck Creek” and similar terms refer to Duck Creek Technologies, Inc. and its consolidated subsidiaries. See “—About this prospectus—Basis of presentation” for additional terms and the basis for certain information used herein. Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended August 31 of that year.

Our Mission

We empower property and casualty insurance carriers to transform their information technology, business practices, insurance products, and customer experiences, making their organizations stronger and their customers safer and more satisfied. The SaaS solutions we provide are helping to modernize one of the most important industries in the world and, ultimately, revolutionizing insurance for the greater good.

Company Overview

We are the leading Software-as-a-Service (“SaaS”) provider of core systems for the property and casualty (“P&C”) insurance industry. We have achieved our leadership position by combining over twenty years of deep domain expertise with the differentiated SaaS capabilities and low-code configurability of our technology platform. We believe we are the first company to provide carriers with an end-to-end suite of enterprise-scale core system software that is purpose-built as a SaaS solution. Our product portfolio is built on our modern technology foundation, the Duck Creek Platform, and works cohesively to improve the operational efficiency of carriers’ core processes (policy administration, claims management and billing) as well as other critical functions. The Duck Creek Platform enables our customers to be agile and rapidly capitalize on market opportunities, while reducing their total cost of technology ownership.

The core business functions of carriers are complex and data intensive, requiring large ongoing investments in domain specific technology. Heightened end-user expectations, increased competition, and new and evolving risks pose new challenges for carriers, creating the need for software that fosters agility, innovation and speed to market. However, a large portion of the P&C insurance market continues to rely on legacy technology systems that are costly and inefficient to maintain, difficult to upgrade, and lacking in functional flexibility. In recent years, some carriers have turned to newer alternatives to legacy systems. These systems have been designed for on-premise environments and lack the inherent benefits of purpose-built SaaS solutions, perpetuating the limitations, inflexibility and cost of legacy systems. By contrast, our SaaS solutions, offered through Duck Creek OnDemand, accelerate carriers’ agility and speed to market by enabling rapid, low-code product development, and protecting carriers’ unique content configurations and integrations while providing upgrades and updates via continuous delivery. We have developed a substantial SaaS customer base and believe that we have established a meaningful first-mover advantage by demonstrating the superiority of SaaS solutions for core systems in the P&C insurance industry. We began offering SaaS solutions for core systems in the P&C insurance industry in 2013 and signed our first customer in 2014.

Our deep understanding of the P&C insurance industry has enabled us to develop a single, unified suite of insurance software products that is tailored to address the key challenges faced by carriers. Our solutions promote carriers’ nimbleness by enabling rapid integration and streamlining the ability to capture, access and utilize data more effectively. The Duck Creek Suite includes several products that support the P&C insurance process lifecycle, such as:

•	Duck Creek Policy: enables carriers to develop and launch new insurance products and manage all aspects of policy administration, from product definition to quoting, binding and servicing

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Duck Creek Billing: supports fundamental payment and invoicing capabilities (such as billing and collections, commission processing, disbursement management and general ledger capabilities) for all insurance lines and bill types

•	Duck Creek Claims: supports the entire claims lifecycle from first notice of loss through investigation, payments, negotiations, reporting and closure

In addition, we offer other innovative solutions, such as Duck Creek Rating, Duck Creek Insights, Duck Creek Digital Engagement, Duck Creek Distribution Management, Duck Creek Reinsurance Management, Duck Creek Anywhere Managed Integrations and Duck Creek Industry Content, which provide additional features and functionalities that further help our customers meet the increasing and evolving demands of the P&C industry. Our customers purchase and deploy Duck Creek OnDemand, our SaaS solution, either individually or as a suite. Historically, we have also sold our products through perpetual and term license arrangements, substantially all of which include maintenance and support arrangements. We offer professional services, primarily related to implementation of our products, in connection with both our SaaS solutions and perpetual and term license arrangements. Substantially all of our new bookings come from the sale of SaaS subscriptions of Duck Creek OnDemand. For the fiscal years ended August 31, 2018, 2019 and 2020, SaaS annual contract value (“ACV”) bookings represented 71%, 86% and 96% of our total ACV bookings, respectively.

Our customer base is comprised of a range of carriers, including some of the largest companies in the P&C insurance industry, such as Progressive, Liberty Mutual, AIG, The Hartford, Berkshire Hathaway Specialty Insurance, GEICO and Munich Re Specialty Insurance, as well as regional carriers, such as UPC, Coverys, Avant Mutual, IAT Insurance Group and Mutual Benefit Group. We have over 150 insurance customers worldwide, including the top five North American carriers.

We have a broad partner ecosystem that includes third-party solution partners who provide complementary capabilities as well as system integrators (“SIs”) who provide implementation and other related services to our customers. These partnerships help us grow our business more efficiently by enhancing our sales force through co-marketing efforts and giving us scale to service our growing customer base. We maintain longstanding partnerships with leading SIs, such as Accenture, Capgemini and Cognizant, as well as leading technology companies, such as Microsoft and Salesforce, and Insurtech start-ups, such as Arity, Friss, SPLICE Software, and Cape Analytics.

Our subscription revenues have grown significantly in recent years, both in absolute terms and as a percentage of our business. For the fiscal year ended August 31, 2020, we generated subscription revenues of

$84.0 million, an increase of 50% compared to subscription revenues of $55.9 million for the fiscal year ended August 31, 2019. We generated total revenues of $211.7 million for the fiscal year ended August 31, 2020, an increase of 24% compared to total revenues of $171.3 million for the fiscal year ended August 31, 2019. We have made significant investments in our software platform and sales and marketing organization, and incurred net losses of $29.9 million and $16.9 million for the fiscal years ended August 31, 2020 and 2019, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report, incorporated by reference in this prospectus, for more information.

P&C insurance industry overview

The P&C insurance industry is large, complex and highly regulated. In 2019, the industry serviced approximately $2.4 trillion of direct written premiums (“DWP”) spanning thousands of carriers globally. In addition to being one of the largest global industries, we believe it is also one of the most resilient. For a majority of businesses and consumers, insurance is a necessity rather than an amenity. As a result, overall spend on insurance products has continued to grow steadily over the long-term, even across periods of economic volatility.

Core systems, including policy, billing and claims, power carriers’ critical operations. Core systems house the insurance product structure, such as rates, rules and forms, and generate data that allows the actuarial and underwriting staff of carriers to continuously modify and improve product offerings and provide more personalized customer service. They also manage the claims lifecycle, from first notice of loss to settlement. In addition, core systems integrate with agent and broker portals, operational data stores and data warehouses as well as business intelligence and analytics systems.

It is not uncommon for a single carrier to use multiple vendors (or internally developed applications) to provide core systems for different insurance lines or geographies, or for discrete core system processes (e.g., policy, billing, claims) within a single insurance line and geography. A carrier may use our software for certain parts of its business, and deploy solutions from different vendors for other parts of its business. As a result, we have a market opportunity to both achieve greater penetration within our existing customer base as well as increase our customer base by servicing new customers who are not currently using our products. The following diagram provides a framework for understanding the multifaceted processes of carriers:

Our market opportunity

Carriers invest substantial time and resources to develop and maintain their information technology (“IT”) operations. We estimate that our total addressable market, representing the portion of this spending that is focused specifically on core system software, is approximately $5.5 billion in the United States and $15 billion globally. To estimate our total addressable market, we categorized the P&C insurance market into tiers based on DWP per carrier as reported by S&P Global, A.M. Best and Swiss Re, both within the United States and globally. We then estimated average price per DWP for our core systems solutions, accounting for tiered price discounts at different tiers, and multiplied the price per DWP by the total amount of DWP at each tier available both in the United States and globally.

Challenges facing the P&C insurance industry and the limitations of legacy systems

We believe reliance on legacy systems and other systems designed for on-premise environments limit carriers’ ability to respond to many of the significant challenges facing their industry, including:

•	Heightened end-user expectations

•	Increased competition in the marketplace

•	New and evolving risks

•	Increased size of losses in assets and the number of catastrophic events

•	The rise of the Internet of Things, or IoT

•	Emerging capabilities and advancing technologies

These challenges are placing increased pressure on insurance carriers to improve consumer experience, business agility and speed to market. However, many carriers rely on legacy systems or alternatives designed for on-premise environments that are difficult to change, update or integrate without significant incremental custom-code development. Carriers relying upon these systems are generally unable to manage and analyze data at the pace required to effectively guide operational and risk decisions. These systems are difficult to update without significant IT spend and efforts, resulting in higher operating costs and slower speed to market for carriers.

We believe that carriers will increasingly look to adopt SaaS solutions, like Duck Creek OnDemand, that are designed to enhance their organizational agility, product innovation and consumer experience, allowing them to react quickly to evolving consumer preferences and efficiently capture market opportunity, while reducing their total cost of ownership. According to an October 2020 Novarica survey, nearly two-thirds of insurance carriers plan to expand their migration of applications to the cloud in 2021.

The Duck Creek approach

Our solutions provide us with a sustainable competitive advantage by helping our customers overcome the limitations of existing systems to meet the challenges of the current P&C insurance industry.

•

Deep domain expertise.     With more than twenty years of operating experience in the P&C insurance industry, we have developed deep industry-specific domain expertise. This enables us to offer a broad range of integrated solutions embedded with smart, intuitive pre-built functionality, designed to meet the precise use-case requirements of carriers.

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Comprehensive, future-ready offerings.     Our comprehensive suite of enterprise-scale core system software is comprised of leading applications that are designed to meet the full range of our customers’ needs. We deliver upgrades that can be applied across our suite, improving common functionality across our customers’ systems. We continuously update industry content, allowing our customers to efficiently keep pace with market and regulatory changes.

•

Scalability for all carriers.     Our solutions are designed to meet the most complex and sophisticated technology needs of the largest carriers, but can also be scaled to cost-effectively serve the needs of smaller carriers.

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Low-code configurability.      Using low-code tools designed for ease, speed and accuracy, both technical and non-technical users can tailor our solutions to meet their business needs. These intuitive tools allow our customers to create new products and make changes to existing products and related workflows without custom coding, accelerating their speed to market and improving productivity.

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Differentiated SaaS architecture.     Our technical architecture is designed to keep our customers’ content configuration and business rules separated from our primary Duck Creek application and platform code. This framework allows continuous delivery of updates and upgrades to our software without disrupting a carrier’s specific business rules and definitions. By contrast, existing legacy systems and alternatives to legacy systems designed for on-premise environments typically require costly and disruptive system-wide re-coding and testing projects with each upgrade cycle.

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Open architecture.     Our Duck Creek Anywhere integration strategy provides fast, easy access to the third-party data and services that customers need, all designed to enable our customers to efficiently leverage the services that best match their strategy.

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Unique insights.     We enable carriers to use data as a strategic asset. Using Duck Creek Insights, carriers are able to efficiently gather a consolidated picture of their business across internal and third-party data sources, deliver critical information to execute business decisions and employ new methods of automated decision making.

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Mission-focused organization.     We are driven by our mission to empower carriers to extend and improve the coverage they provide to their customers and to enhance the end-user experience. Our strong culture and organizational ethos, coupled with a management team that has decades of leadership in the insurance software industry and is actively involved in the development of our products, drives our company to continue to innovate and deliver high-quality solutions to our customers.

Our growth strategy

We intend to extend our position as the leading provider of SaaS solutions for the core systems of the P&C insurance industry. The key components of our strategy are:

•

Growing our customer base.     We believe there is substantial opportunity to continue to grow our customer base across the P&C insurance industry. We are investing in our sales and marketing force, specifically targeting key accounts and leveraging current customers as references.

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Deepening relationships with our existing customers.     We have deep engagement with our customers; on average, each of our customers uses 2.8 of our products, with each SaaS customer using 5.2 of our products. In addition to pursuing new customers, we intend to leverage our track record of success with our existing customers by selling additional products and targeting new opportunities within these carriers.

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Expanding our partner ecosystem.     We have a large and expanding network of partnerships that is comprised of third-party solution partners who provide complementary capabilities as well as third-party SIs who provide implementation and other related services to our customers. We intend to extend our network of partners who are able to drive meaningful interest in, and adoption of, our products.

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Continuing to innovate and add new solutions.     We have made significant investments in research and development and intend to continue to do so. We are focused on enhancing the functionality and breadth of our current solutions as well as developing and launching new products and tools to address the evolving needs of the P&C insurance industry.

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Broadening our geographical presence.     We believe there is significant need for our solutions on a global basis and, accordingly, opportunity for us to grow our business through further international expansion. We are broadening our global footprint and intend to establish a presence in additional international markets.

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Transitioning our term and perpetual license customers to SaaS.     Some of our customers use versions of our solutions that were purchased via perpetual or term licenses and typically are installed on-premise. We will seek to transition these customers to our current SaaS solutions, which we believe will generate increased long-term economic value.

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Pursuing acquisitions.     We have acquired and successfully integrated several businesses complementary to our own to enhance our software and technology capabilities. We intend to continue to pursue targeted acquisitions that further complement our product portfolio or provide us access to new markets.

COVID-19 update

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. In January 2020, COVID-19 spread to other countries, including the United States and others in which we operate, and efforts to contain the spread of COVID-19 intensified. In March 2020, the World Health Organization declared COVID-19 a global pandemic. The outbreak and certain preventative or protective actions that governments, businesses and individuals have taken in respect of COVID-19 have resulted in extended global business disruptions. The severity and duration of these business disruptions remain largely fluid and ultimately will depend on many factors, including the speed and effectiveness of containment efforts throughout the world.

In March 2020, we implemented various measures to ensure the safety of our employees, customers and suppliers. Over a two day period, we shifted 100% of our employee base to work from home, which continues to be in effect. Additionally, our operational model has enabled us to minimize the impact to sales productivity or delivery of our solutions to customers to date. Since shifting to working remotely, we have successfully completed several product live launches and initiated new projects applying a fully virtual model.

While the full impact of COVID-19 remains unknown and COVID-19 has impacted certain companies’ decisions regarding technology spending, we have not experienced a material disruption on our bookings or sales to date. For the fiscal year ended August 31, 2020, we generated growth of 24% in total revenue, 50% in subscription revenue and 85% in SaaS ARR (as defined below) as compared to the fiscal year ended August 31, 2019. Our ability to grow revenue within our existing customer accounts has remained strong, with a SaaS Net Dollar Retention Rate (as defined below) of 116.8% for the quarter ended August 31, 2020. Additionally, we generated net cash provided by operating activities of $25.7 million and Free Cash Flow (as defined below) of $18.9 million for the fiscal year ended August 31, 2020, compared to $14.8 million and $6.6 million, respectively, for the fiscal year ended August 31, 2019. However, due to COVID-19 we delayed certain of our planned investments, primarily related to our international expansion initiatives.

As of September 30, 2020, we had $419.0 million of liquidity, including $389.9 million in cash and cash equivalents and $29.0 million of availability under our revolving credit facility.

The magnitude of the effect of COVID-19 on our business will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. The longer the pandemic continues or resurges, the more severe the impacts described above may be on our business. In addition, because COVID-19 did not begin to affect our financial results until after the beginning of the third quarter of fiscal 2020, its impact on our results for the six months ended August 31, 2020 may not be indicative of its impact on our results for future periods. The extent, length and consequences of the pandemic, including our customers’ purchasing decisions and other reactions, are uncertain and impossible to predict, but could be material. Any reopenings followed by subsequent restrictions or closings could also have a material impact on us. See “Risk Factors—Risks Related to Our Business and Industry—Public health outbreaks, epidemics or pandemics, including the global COVID-19 outbreak, could harm our business, results of operations, and financial condition.”

Certain corporate governance developments

As of August 31, 2020, Apax and Accenture together beneficially owned 55.1% of the voting power of our common stock. Pursuant to the Stockholders’ Agreement, dated as of August 14, 2020, among us, Apax and Accenture (the “Stockholders’ Agreement”), we are required to take all necessary action to cause our board of directors to include individuals designated by Apax and Accenture, with the number of directors so designated being subject to certain ownership thresholds. Apax and Accenture, individually, are required to vote all of their shares, and take all other necessary actions, to cause our board of directors to include the individuals designated as directors by Apax and Accenture (as applicable).

As a result, Apax and Accenture are currently able to control a majority of the voting power of shares eligible to vote in the election of our directors and we are, therefore, currently a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect, and we have to date so elected, not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors.

Upon completion of this offering, Apax and Accenture are expected to beneficially own approximately 49.0% of the voting power of our common stock in the aggregate (or 48.1% if the underwriters’ option to purchase additional shares is fully exercised) and will, therefore, no longer control a majority of the voting power of our issued and outstanding common stock. At such time, we will accordingly no longer qualify as a “controlled company” under the exemptions from the Nasdaq corporate governance standards described above. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement.

Prior to this offering, our board of directors has determined that four of our nine directors, two of the three members of our audit committee, two of the three members of the compensation committee and one of the three members of our nominating and corporate governance committee are independent for purposes of the Nasdaq corporate governance standards. Should this offering be completed and accordingly, we no longer qualify as a “controlled company,” we intend to appoint additional directors or appoint certain of our existing independent directors who meet the Nasdaq independence requirements to the board of directors, the compensation committee, nominating and corporate governance committee and the audit committee within the time periods required by the Nasdaq corporate governance standards. See “Risk factors—Although we will not be a controlled company within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.”

To the extent this offering is not completed, we will remain a “controlled company” for Nasdaq purposes and our corporate governance practices will remain unchanged. However, if we sell additional common stock in the future, or if Accenture or Apax sell common stock in the future, then the Accenture and Apax may control less than a majority of the voting power of our issued and outstanding common stock as a result of any such transaction and the changes outlined above will be triggered at such time. There can be no assurance whether or not these changes will be triggered at any time in the future.

Summary risk factors

Our ability to implement our business strategy is subject to numerous risks, as more fully described under the heading “Risk factors” in this prospectus and the section entitled “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus. These risks include, among others, that:

•

the global COVID-19 outbreak and the public health measures undertaken to contain the spread have, and continue to, result in global business disruptions that may adversely affect us, our customers and SI partners, which could ultimately impact our own financial performance;

•	we have a history of losses and may not achieve or maintain profitability in the future;

•	changes in our product revenue mix and gross margins as we continue to focus on sales of our SaaS solutions will cause fluctuations in our results of operations and cash flows between periods;

•	we rely on orders and renewals from a relatively small number of customers for a substantial portion of our revenue and our large customers have substantial negotiating leverage;

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our growth strategy focused on SaaS solutions may prove unsuccessful and if we are unable to develop or sell our existing SaaS solutions into new markets or further penetrate existing markets, our revenue may not grow as expected;

•	we may not effectively manage our growth of operations;

•	we face intense competition in our market;

•	third parties may assert that we are infringing or violating their intellectual property rights;

•	U.S. and global market and economic conditions may materially impact our operations;

•	we will likely face additional complexity, burdens and volatility in connection with our international sales and operations;

•	our sales and implementation are lengthy and variable, which could cause us to expend significant time and resources before generating any income;

•	we may experience data breaches, unauthorized access to customer data or other disruptions in connection with our solutions;

•	control of our Company by Apax and Accenture may give rise to actual or perceived conflicts of interests; and

•

although we will not be a “controlled company” within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

•

(i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of our IPO.

We have availed ourselves in this prospectus of the reduced reporting requirements described above. We expect to continue to avail ourselves of the emerging growth company exemptions described above for so long as we remain an emerging growth company. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have irrevocably elected not to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards.

Corporate information

Duck Creek Technologies, Inc. was formed as a Delaware corporation on November 15, 2019. The address of our principal executive offices is currently 22 Boston Wharf Road, Floor 10, Boston, MA, 02210 and our phone number is (888) 724-3509. Our website is currently www.duckcreek.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

On August 18, 2020, we completed our initial public offering (“IPO”), of 17,500,000 shares of our common stock at a public offering price of $27.00 per share, including 2,500,000 additional shares of our common stock purchased by the underwriters’ at the public offering price, less the underwriting discount, pursuant to the exercise in full of their option to purchase additional shares of our common stock.

Our structure

The simplified diagram below depicts our organizational structure and ownership immediately following this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock.

Immediately following this offering, our common stock will be held as follows: 38,482,952 shares of common stock held by Apax (or 37,762,952 shares, if the underwriters exercise their option to purchase additional shares of common stock in full) and 25,655,302 shares of common stock held by Accenture (or 25,175,302 shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

About this prospectus

Basis of presentation

Unless otherwise noted, any reference to a year preceded by the word “fiscal” refers to the fiscal year ended August 31 of that year. For example, references to “fiscal 2020” refer to the fiscal year ended August 31, 2020. Any reference to a year not preceded by “fiscal” refers to a calendar year. Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them. When we state that we are the leading SaaS provider of core systems for the P&C insurance industry, we are basing our leadership on our subscription revenue for fiscal 2020.

As used throughout this prospectus, the following terms have the meanings or are calculated as set forth below:

•	We define “subscription revenue” as the revenue derived from the sale of our SaaS solutions through recurring fee arrangements for the period indicated.

•

We define “ACV” as the committed total contract value of new software sales in dollar terms divided by the corresponding minimum number of committed months, with the resultant minimum monthly commitment being multiplied by twelve.

•	We define “carriers” as P&C insurance carriers.

•	We define “carve-out” as our divestiture from Accenture in August 2016.

•	We define “core systems” as the following key functions of carriers: policy administration, claims management and billing.

•

We define “customers” as buying entities that contract individually for our products and services. For example, multiple subsidiaries of a single carrier may each constitute a customer if each entity contracts with us separately. By contrast, an carrier that uses our products across multiple subsidiaries under a single enterprise license agreement would constitute a single customer.

•	We define “DWPs” as the gross dollar value of total premiums paid to carriers by policyholders.

•

We define the “pre-IPO Investors” as the direct equity holders of the Operating Partnership immediately prior to the Reorganization Transactions, including Apax and Accenture. See “Certain relationships and related party transactions—The reorganization transaction.”

•

Munich Re Specialty Insurance is a description for the insurance business operations of affiliated companies in the Munich Re Group that share a common directive to offer and deliver specialty property and casualty insurance products and services in North America.

Market and industry data

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications, and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special note regarding forward-looking statements” and “Risk factors” in this prospectus and the section entitled “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus.

Trademarks, service marks and trade names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. We use our Duck Creek trademark and related design marks in this prospectus. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Non-GAAP financial measures

We report our financial results in accordance with accounting principles generally accepted in the United States (“GAAP”); however, management believes evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Specifically, management reviews Adjusted EBITDA, Free Cash Flow, Non-GAAP Gross Margin, Non-GAAP Income from Operations and Non-GAAP Net Income, each of which is a non-GAAP financial measure, to manage our business, make planning decisions, evaluate our performance and allocate resources and, for the reasons described below, considers them to be effective indicators, for both management and investors, of our financial performance over time.

We believe that Adjusted EBITDA, Free Cash Flow, Non-GAAP Gross Margin, Non-GAAP Income from Operations and Non-GAAP Net Income help investors and analysts in comparing our results across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, including net income and cash flows from operating activities. For example, with respect to Adjusted EBITDA, some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	it does not reflect our income tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

These non-GAAP financial measures are not universally consistent calculations, limiting their usefulness as comparative measures. Other companies may calculate similarly titled financial measures differently than we do or may not calculate them at all. Additionally, these non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP. In order to facilitate a clear understanding of our consolidated historical operating results, you should examine our non-GAAP financial measures in conjunction with our historical combined financial statements and notes thereto included elsewhere in this prospectus.

For definitions of Adjusted EBITDA, Free Cash Flow, Non-GAAP Gross Margin, Non-GAAP Income from Operations and Non-GAAP Net Income and a reconciliation of each such non-GAAP financial measure to the most directly comparable GAAP financial measure, see “—Summary consolidated financial information.”

The offering

Selling stockholders	Apax and Accenture.

Common stock offered by the selling stockholders	8,000,000 shares (or 9,200,000 shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding immediately after this offering	130,833,050 shares.

Option to purchase additional shares of common stock	The selling stockholders have granted the underwriters an option to purchase up to 1,200,000 additional shares of common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Use of proceeds	The selling stockholders will receive all of the net proceeds from this offering. We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders, including any common stock sold pursuant to any exercise by the underwriters of their option to purchase additional shares. See “Use of proceeds.”

Loss of controlled company status	We anticipate Apax and Accenture will no longer control more than 50% of the total voting power of our common stock upon completion of this offering. As a result, we will no longer be a “controlled company” within the meaning of the Nasdaq listing standards and, therefore, will no longer be exempt from certain Nasdaq corporate governance requirements, subject to applicable phase-in periods.

Upon the completion of this offering, Apax will own approximately 29.4% of our common stock (or approximately 28.9%, if the underwriters exercise their option to purchase additional shares of common stock in full), and Accenture will own approximately 19.6% of our common stock (or approximately 19.2%, if the underwriters exercise their option to purchase additional shares of common stock in full).

Dividends

We have never declared or paid, and we do not currently anticipate paying dividends on our common stock. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends.

Stockholders’ agreement	We have entered into a stockholders’ agreement with Accenture and Apax that provide certain rights to Accenture and Apax. See “Certain relationships and related party transactions—stockholders’ agreement.”

Registration rights agreement	We have entered into a registration rights agreement with Apax, Accenture and certain of our other pre-IPO Investors whereby, upon the expiration of the 180-day lock-up period in connection with our IPO, we may be required to register under the Securities Act the sale of shares of our common stock issued to such pre-IPO Investors. This offering is not being made pursuant to the Registration Rights Agreement. See “Certain relationships and related party transactions—Registration rights agreement.”

Nasdaq symbol	“DCT.”

Risk factors	See “Risk factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

As used in this prospectus, the number of shares of our common stock to be outstanding immediately after this offering is based on 130,833,050 shares of common stock outstanding as of October 31, 2020 and excludes:

•

1,802,216 shares of common stock issuable upon exercise of outstanding but unexercised stock options, 1,215,204 of which are vested, issued under our 2020 Omnibus Incentive Plan at an exercise price equal to the fair market value on the date of grant, with a weighted-average exercise price of $27.00 per share;

•	2,672,045 shares of common stock issuable upon vesting of restricted stock awards issued under our 2020 Omnibus Incentive Plan; and

•	5,453,069 shares of common stock reserved for issuance under our 2020 Omnibus Incentive Plan.

For more information on stock options and restricted stock awards under our 2020 Omnibus Plan, see “Item 11. Executive Compensation—2020 Executive Compensation Program” in our Annual Report. Unless otherwise indicated, the information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares.

Summary consolidated financial information

The following table presents the selected consolidated financial information of the Company for the periods and as of the dates indicated. The summary consolidated statements of operations and statements of cash flows data for the years ended August 31, 2018, 2019 and 2020 and the summary consolidated balance sheet data as of August 31, 2019 and 2020 have been derived from the audited financial statements of the Company included in the Annual Report and incorporated by reference in this prospectus. Historical results for any prior period are not necessarily indicative of results to be expected in any future period. You should read the selected financial data presented below in conjunction with the information included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included in our Annual Report and incorporated by reference in this prospectus.

	Year ended August 31,
($ in thousands)	2018	2019	2020

Consolidated statements of operations data

Revenue
Subscription	$42,451	$55,909	$83,999
License	20,969	13,776	9,914
Maintenance and support	26,034	23,896	23,680
Professional services	70,215	77,692	94,079

Total revenue	159,669	171,273	211,672

Cost of revenue
Subscription	22,272	24,199	34,902
License	2,121	1,970	1,853
Maintenance and support	2,456	2,781	3,338
Professional services	37,483	43,228	57,082

Total cost of revenue	64,332	72,178	97,175

Gross margin	95,337	99,095	114,497

Operating expenses
Research and development	36,056	35,936	44,052
Sales and marketing	34,158	40,189	50,305
General and administrative	30,670	36,493	48,662
Change in fair value of contingent consideration	801	628	133
Transaction expenses of acquirer	—	—	—

Total operating expense	101,685	113,246	143,152

Loss from operations	(6,348)	(14,151)	(28,655)
Other (expense) income, net	(533)	(565)	641
Interest expense, net	(567)	(1,030)	(356)

Loss before income taxes	(7,448)	(15,746)	(28,370)
Provision for income taxes	354	1,150	1,562

Net loss	$(7,802)	$(16,896)	$(29,932)

	Year ended August 31,
($ in thousands)	2018	2019	2020

Consolidated statements of cash flows data
Net cash provided by operating activities	$11,833	$14,833	$25,725
Net cash used in investing activities	(8,594)	(19,911)	(6,747)
Net cash (used in) provided by financing activities	(901)	3,198	358,901

Consolidated balance sheets data (at period end)
Cash and cash equivalents	$13,879	$11,999	$389,878
Total current assets	49,100	58,514	449,334
Total assets	449,237	467,277	861,100
Total current liabilities	41,382	59,890	97,713
Total liabilities	47,370	78,211	127,343
Total stockholders’ equity/redeemable partners’ interest and partners’ capital	401,867	389,066	733,757

Other financial data and key metrics
Adjusted EBITDA(1)	$13,659	$6,829	$11,704
Free Cash Flow(2)	3,239	6,563	18,978
Non-GAAP Gross Margin(3)	100,092	103,927	125,071
Non-GAAP Income from Operations(4)	11,744	4,431	8,561
Non-GAAP Net Income(5)	10,290	1,686	7,284
SaaS Net Dollar Retention Rate(6)	107%	114%	117%
SaaS ARR(7)	30,138	51,650	95,646

(1)	Adjusted EBITDA is a non-GAAP financial measure and should not be considered an alternative to net loss as a measure of operating performance or as a measure of liquidity. We define Adjusted EBITDA as net loss before other (income) expense, net; provision for income taxes; interest expense, net; depreciation of property and equipment; amortization of intangible assets; share-based compensation expense; and the change in fair value of contingent consideration. For additional information regarding non-GAAP financial measures, see ”—About this prospectus—Non-GAAP financial measures” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus, for more information.

A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, is presented below for the periods indicated.

	Year ended August 31,
($ in thousands)	2018	2019	2020
Net loss	$(7,802)	$(16,896)	$(29,932)
Provision for income taxes	354	1,150	1,562
Other (income) expense, net	533	565	(641)
Interest expense, net	567	1,030	356
Depreciation of property and equipment	1,915	2,398	3,143
Amortization of intangible assets	15,552	15,884	15,975
Share-based compensation expense	1,739	2,070	21,108
Change in fair value of contingent consideration	801	628	133

Adjusted EBITDA	$13,659	$6,829	$11,704

(2)	Free Cash Flow is a non-GAAP financial measure and should not be considered an alternative to net cash provided by operating activities as a measure of cash generated by operating activities. We define Free Cash Flow as net cash provided by operating activities, less purchases of property and equipment, including capitalized internal use software. For additional information regarding non-GAAP financial measures, see ”—About this prospectus—Non-GAAP financial measures” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus, for more information.

A reconciliation of Free Cash Flow to net cash provided by operating activities, the most directly comparable GAAP financial measure, is presented below for the periods indicated.

	Year ended August 31,
($ in thousands)	2018	2019	2020
Net cash provided by operating activities	$11,833	$14,833	$25,725
Purchases of property and equipment	(7,138)	(5,314)	(3,854)
Capitalized internal-use software	(1,456)	(2,956)	(2,893)

Free Cash Flow	$3,239	$6,563	$18,978

(3)	Non-GAAP Gross Margin is a non-GAAP financial measure and should not be considered an alternative to gross margin as a measure of operating performance. We define Non-GAAP Gross Margin as GAAP gross margin before the portion of share-based compensation expense, amortization of intangible assets and amortization of capitalized internal-use software that is included in cost of revenue. For additional information regarding non-GAAP financial measures, see “—About this prospectus—Non-GAAP financial measures” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus, for more information.

A reconciliation of Non-GAAP Gross Margin to gross margin, the most directly comparable GAAP financial measure, is presented below for the periods indicated.

	Year ended August 31,
($ in thousands)	2018	2019	2020
Gross margin	$95,337	$99,095	$114,497
Share-based compensation expense	233	152	5,125
Amortization of intangible assets	4,522	4,680	4,746
Amortization of capitalized internal-use software	—	—	703

Non-GAAP Gross Margin	$100,092	$103,927	$125,071

(4)	Non-GAAP Income from Operations is a non-GAAP financial measure and should not be considered an alternative to loss from operations as a measure of operating performance. We define Non-GAAP Income from Operations as GAAP loss from operations before share-based compensation expense; amortization of intangible assets; and the change in fair value of contingent consideration. For additional information regarding non-GAAP financial measures, see “—About this prospectus—Non-GAAP financial measures” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus, for more information.

A reconciliation of Non-GAAP Income from Operations to loss from operations, the most directly comparable GAAP financial measure, is presented below for the periods indicated.

	Year ended August 31,
($ in thousands)	2018	2019	2020
Loss from operations	$(6,348)	$(14,151)	$(28,655)
Share-based compensation expense	1,739	2,070	21,108
Amortization of intangible assets	15,552	15,884	15,975
Change in fair value of contingent consideration	801	628	133

Non-GAAP Income from Operations	$11,744	$4,431	$8,561

(5)	Non-GAAP Net Income is a non-GAAP financial measure and should not be considered an alternative to net loss as a measure of operating performance. We define Non-GAAP Net Income as GAAP net loss before amortization of intangible assets; share-based compensation expense; change in fair value of contingent consideration; and the tax effect of amortization of intangible assets, share-based compensation expense and the change in fair value of contingent consideration as well as related tax effects. For additional information regarding non-GAAP financial measures, see “—About this prospectus—Non-GAAP financial measures” elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus, for more information.

A reconciliation of Non-GAAP Net Income to net loss, the most directly comparable GAAP financial measure, is presented below for the periods indicated.

	Year ended August 31,
($ in thousands)	2018	2019	2020
Net loss	$(7,802)	$(16,896)	$(29,932)
Share-based compensation expense	1,739	2,070	21,108
Amortization of intangible assets	15,552	15,884	15,975
Change in fair value of contingent consideration	801	628	133
Tax effect of adjustments(a)	—	—	—

Non-GAAP Net Income	$10,290	$1,686	$7,284

(a)

Our tax provision is primarily related to state taxes and income taxes in profitable foreign jurisdictions. We maintain a full valuation allowance against our deferred tax assets in the US. Accordingly, there is no tax impact associated with the non-GAAP adjustments in the U.S. We have not included the insignificant tax benefit associated with the non-GAAP adjustments related to our foreign jurisdictions that are taxed on a cost-plus basis. We previously computed the tax effect of non-GAAP adjustments by multiplying the adjustments by an estimated effective tax rate of 27%. We have revised the August 31, 2019 and 2018 prior years’ presentation in order to conform to the current year method of computing the tax effect of non-GAAP adjustments.

(6)	SaaS Net Dollar Retention Rate is one of the key metrics we use in managing our business because, in addition to providing a measure of retention, it indicates our ability to grow customers within our existing customer accounts. SaaS Net Dollar Retention Rate is included in a set of metrics that we calculate quarterly to review with management as well as periodically with members of our board of directors. We calculate SaaS Net Dollar Retention Rate by annualizing revenue recorded in the last month of the measurement period for those revenue-generating customers in place throughout the entire measurement period (the latest twelve-month period). We divide the result by annualized revenue from the month that is immediately prior to the beginning of the measurement period, for all revenue-generating customers in place at the beginning of the measurement period. Our calculation excludes one existing contract for a service no longer offered on a standalone basis by the Company. The Company is not able to calculate a SaaS Net Dollar Retention Rate for periods prior to fiscal 2018 due to data limitations associated with the carve-out from Accenture. For additional information regarding key metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus for more information.

(7)	SaaS Annual Recurring Revenue (“ARR”) is one of the key metrics we use in managing our business because it illustrates our ability to acquire new subscription customers and to maintain and expand our relationship with existing subscription customers. SaaS ARR is included in a set of metrics that we calculate quarterly to review with management as well as periodically with members of our board of directors. We calculate SaaS ARR by annualizing the recurring subscription revenue recognized in the last month of the measurement period (the latest twelve-month period). Our calculation excludes one existing contract for a service no longer offered on a standalone basis by the Company. For additional information regarding key metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Data and Key Metrics” in our Annual Report, incorporated by reference in this prospectus for more information.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus, such as “Prospectus summary—Summary consolidated financial information,” as well as the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited financial statements and related notes thereto, each of which is included in our Annual Report that is incorporated by reference in this prospectus, before investing in our common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations and cash flow could be materially and adversely affected. In that case, the market price of our common stock could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows, as well as the market price of our securities. We cannot assure you that any of the events discussed in the risk factors below will not occur.

Risks related to our business and industry

Public health outbreaks, epidemics or pandemics, including the global COVID-19 outbreak, could harm our business, results of operations, and financial condition.

Public health outbreaks, epidemics or pandemics, could materially and adversely impact our business. For example, in March 2020, the World Health Organization declared the COVID-19 virus outbreak a global pandemic, and numerous countries, including the United States, have declared national emergencies with respect to COVID-19. The outbreak and certain intensified preventative or protective public health measures undertaken by governments, businesses and individuals to contain the spread of COVID-19, including orders to shelter-in-place and restrictions on travel and permitted business operations, have, and continue to, result in global business disruptions that adversely affect workforces, organizations, economies, and financial markets globally, leading to an economic downturn and increased market volatility. The ongoing outbreak has disrupted, and will continue to disrupt, the normal operations of many businesses, including our customers, as well as the ability of our technical support teams and sales force to travel to existing customers and new business prospects, and the operations of our customers and SI partners. We have also limited our in-person marketing activities and expect this will continue for the foreseeable future. For example, we converted our 2020 user conference, Formation, into an online forum called vFormation. While our business has not, to date, experienced a material disruption in bookings or sales from the COVID-19 pandemic, a continued or intensifying outbreak over the short- or medium-term could result in delays in services delivery, delays in implementations, delays in critical development and commercialization activities, including delays in the introduction of new products and services and further international expansion, interruptions in sales and marketing activity, furloughs of employees and disruptions of supply chains. Additionally, we may incur increased costs in the future when employees return to work and we implement measures to ensure their safety.

The related impact on the global economy could also decrease technology spending by our existing and prospective customers and adversely affect their demand for our solutions. Further, our sales and implementation cycles could increase, resulting in providing contract terms more favorable to customers and a potentially longer delay between incurring operating expenses and the generation of corresponding revenue or in difficulty in accurately predicting our financial forecasts. Additionally, the economic downturn and rising unemployment rates resulting from COVID-19 have the potential to significantly reduce individual and business disposable income and depress consumer confidence, which could limit the ability or willingness of some consumers to obtain and pay for insurance products in both the short- and medium-term, which may negatively impact the ability of our customers to pay for our services or require such customers to request amended payment terms for their outstanding invoices. Furthermore, we are unable to predict the impact that COVID-19 may have going forward on the business, results of operations or financial position of any of our major customers, which could impact each customer to varying degrees and at different times and could ultimately impact our own financial performance. Certain of our competitors may also be better equipped to weather the impact of COVID-19 both domestically and abroad and better able to address changes in customer demand.

The outbreak also presents operational challenges as our workforce is currently working remotely and assisting customers who are also generally working remotely. We have also suspended international and domestic travel. We depend on key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, it is not possible for us to predict the duration or magnitude of these business disruptions and the adverse results of the outbreak, which ultimately will depend on many factors, including the speed and effectiveness of containment efforts throughout the world. These disruptions could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment.

Additionally, COVID-19 could increase the magnitude of many of the other risks described herein and have other adverse effects on our operations that we are not currently able to predict. For example, we have, and may continue to delay or limit our internal strategies in the short- and medium-term by, for example, redirecting significant resources and management attention away from implementing our strategic priorities or executing opportunistic corporate development transactions (including our international expansion). We are also currently in contract renewal discussions with certain of the cloud providers that we rely on to provide our products and services. We cannot assure you of the final terms of any such discussions, including the length of any renewed commitment, especially in light of the uncertainties of COVID-19. In some cases, we may agree to a longer commitment than the contract being renewed for reasons such as improving the terms we obtain.

The magnitude of the effect of COVID-19 on our business will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. The longer the pandemic continues or resurges, the more severe the impacts described above may be on our business. The extent, length and consequences of the pandemic on our business, including our customers’ purchasing decisions and other reactions, are uncertain and impossible to predict, but could be material. Any reopenings followed by subsequent restrictions or closings could also have a material impact on us. COVID-19 and other similar outbreaks, epidemics or pandemics could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects and could cause significant volatility in the trading prices of our common stock as a result of any of the risks described above and other risks that we are not able to predict.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in the section entitled “Risk Factors” in our Annual Report, which is incorporated by reference in this prospectus, such as those relating to our liquidity.

Risks related to this offering and ownership of our common stock

Although we will not be a controlled company within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

As of August 31, 2020, Apax and Accenture beneficially owned 55.1% of the voting power of our common stock in the aggregate. Pursuant to the Stockholders’ Agreement with Apax and Accenture, we are required to take all necessary action to cause our board of directors to include individuals designated by Apax and Accenture, with the number of directors so designated being subject to certain ownership thresholds. Apax and Accenture, individually, are required to vote all of their shares, and take all other necessary actions, to cause our board of directors to include the individuals designated as directors by Apax and Accenture (as applicable).

As a result, Apax and Accenture are currently able to control a majority of the voting power of shares eligible to vote in the election of our directors and we are, therefore, a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect, and we have to date so elected, not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors ; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors.

Accordingly, you do not currently have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Upon completion of this offering, Apax and Accenture are expected to beneficially own approximately 49.0% of the voting power of our common stock (or 48.1% if the underwriters’ option to purchase additional shares is fully exercised) and will, therefore, no longer control a majority of the voting power of our issued and outstanding common stock. At such time, we will accordingly no longer qualify as a “controlled company” for the exemptions from the Nasdaq corporate governance standards described above. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

Pursuant to the Stockholders’ Agreement, Apax and Accenture have significant influence through the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and Apex’s and Accenture’s interests may conflict with ours or yours in the future.

Pursuant to the Stockholders’ Agreement, we are required to take all necessary action to cause our board of directors to include individuals designated by Apax and Accenture, with the number of directors so designated being subject to certain ownership thresholds. Apax and Accenture, individually, are required to vote all of their shares, and take all other necessary actions, to cause our board of directors to include the individuals designated as directors by Apax and Accenture (as applicable). Accordingly, Apax and Accenture currently control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and Apax and Accenture are able to control the outcome of matters submitted to a stockholder vote. Even if, following completion of this offering, Apax and Accenture collectively cease to own shares of our common stock representing a majority of the total voting power, for so long as Apax and Accenture continue to own a significant percentage of our common stock, Apax and Accenture, through their collective voting power and certain protective provisions, will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. For example, each of Apax and Accenture will have certain consent rights so long as such stockholder owns at least 5% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan. Accordingly, for such period of time, Apax and Accenture will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, Apax and Accenture are able to cause or prevent a change of control of us or a change in composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of common stock as part of the sale of us and ultimately might affect the market price of our common stock.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, Apax will own approximately 29.4% of our common stock (or 28.9% if the underwriters’ option to purchase additional shares is fully exercised) and Accenture will own approximately 19.6% of our common stock (or 19.2% if the underwriters’ option to purchase additional shares is fully exercised). As a result, Apax and Accenture will exercise significant influence over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our amended and restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Apax and Accenture may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Apax and Accenture may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

Certain provisions of Delaware Law, the Stockholders’ Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of Delaware Law, the Stockholders’ Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors, Apax or Accenture.

As a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Furthermore, pursuant to the Stockholders’ Agreement, Apax and Accenture currently control a majority of the voting power of the shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and Apax and Accenture are able to control the outcome of matters submitted to a stockholder vote. Even if, following completion of this offering, Apax and Accenture collectively cease to own shares of our common stock representing a majority of the total voting power, for so long as Apax and Accenture continue to own a significant percentage of our common stock, Apax and Accenture, through their collective voting power and certain protective provisions, will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval.

In addition, under our amended and restated certificate of incorporation, our board of directors has the authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock. Further, our amended and restated certificate of incorporation provides for a staggered board of directors and does not provide for cumulative voting in the election of our directors and our amended and restated certificate of incorporation and our amended and restated bylaws do not permit our stockholders to call special meetings. These factors could have the effect of making the replacement of incumbent directors more time consuming and difficult.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by Apax, Accenture, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of capital stock—Anti-takeover effects of delaware law and our organizational documents” and “Certain relationships and related party transactions.”

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

Apax and Accenture each engage in other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, Apax and Accenture each have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our customers or vendors, or employ or otherwise engage any of our officers, directors or employees. If Apax, Accenture or any of their respective officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of Apax or Accenture acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith to the fullest extent permitted by law, then even if Apax or Accenture pursues or acquires the corporate opportunity or if Apax or Accenture does not present the corporate opportunity to us, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us. See “Certain relationships and related party transactions—Stockholders’ agreement.”

An active trading market for our common stock may not be sustained.

Prior to the IPO, there was no public market for our common stock. Although our stock is listed on Nasdaq, an active trading market for our common stock may not be sustained. Accordingly, if an active trading market for our common stock or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected. Additionally, certain of our pre-IPO investors may continue to hold a large portion of our publicly traded common stock, which may inhibit the maintenance of an active trading market. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•

our ability to attract new customers, particularly larger customers, in both domestic and international markets and our ability to increase sales to and renew agreements with our existing customers, particularly larger customers, at comparable prices;

•

the timing of our customers’ buying decisions and reductions in our customers’ budgets for IT purchases and delays in their purchasing cycles, particularly in light of recent adverse global economic conditions;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	additions to, or departures of, key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements and public filings by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	operating and stock performance of other companies that investors deem comparable to us (and changes in their market valuations) and overall performance of the equity markets;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments;

•	announcements or actions taken by Apax as a significant stockholder;

•	sales of substantial amounts of our common stock by Apax or other significant stockholders or our insiders (including the shares sold hereby), or the expectation that such sales might occur;

•

volatility or economic downturns in the markets in which we, our customers and our SI partners are located caused by pandemics, including the COVID-19 pandemic, and related policies and restrictions undertaken to contain the spread of such pandemics or potential pandemics;

•

general market, political and economic conditions, in the insurance industry in particular, including any such conditions and local conditions in the markets in which any of our customers are located; and

•	the impact of our “controlled company” exemptions under Nasdaq listing standards and the expected loss of such exemptions following completion of this offering, subject to applicable phase-in periods.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may materially adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In addition, we may seek to expand operations in the future to other markets which we would expect to finance through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

We also have an aggregate of 159,239,620 shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

There will be 130,833,050 shares of common stock outstanding following this offering. Of our issued and outstanding shares, only 17,250,000 shares of common stock sold in the IPO are, and 8,000,000 shares (or 9,200,000 shares if the underwriters exercise in full their option to purchase additional shares) sold in this offering will be, freely transferable. The sale by Apax or Accenture of a substantial number of shares (including in this offering), or a perception that such sales could occur, could significantly reduce the market price of our common stock.

In addition, our executive officers, directors, Apax, Accenture and substantially all of our pre-IPO Investors will no longer be subject to any lock-up agreements in connection with the IPO beginning on February 9, 2021, after which a substantial portion of outstanding common stock will be eligible for resale. Additionally, pursuant to the terms of the IPO lock-up agreements with our pre-IPO Investors that held Class E Units, in the event Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC release a holder that beneficially owns at least one percent of the outstanding shares of common stock from their lock-up restrictions (including Apax and Accenture), each such pre-IPO Investor will also be automatically released from such restrictions in respect of the same percentage of shares held by such holder as the initial holder being released. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,000,000 shares (or up to 9,200,000 shares to the extent the underwriters exercise their option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, provided that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering. Accordingly, each pre-IPO Investor that held Class E Units will also be automatically released from its IPO lock-up restrictions in respect of the same percentage of shares held by such holder subject to lock-up as the percentage of shares held by Apax and Accenture that have been released with respect to this offering. As a result, 3.6 million shares (or up to 4.2 million shares to the extent the underwriters exercise their option to purchase additional shares) held by pre-IPO Investors that held Class E Units will be released in connection with this offering.

In addition, pursuant to the Registration Rights Agreement, Apax, Accenture and certain of our other pre-IPO Investors and their respective affiliates and permitted third-party transferees have the right, in certain circumstances, to require us to register their 96,867,880 shares of our common stock after giving effect to this offering (or 95,667,880 shares if the underwriters’ option to purchase additional shares is fully exercised) under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain relationships and related party transactions—Registration rights agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our reporting results do not meet their expectations, our stock price could decline.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and may remain an emerging growth company for up to four more years. For so long as we remain an emerging growth company, we are permitted and currently rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders is different than the information that is available with respect to other public companies. For example, this prospectus does not include or incorporate by reference all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have not paid dividends in the past and do not anticipate paying any dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock and have no plans to pay regular dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. Certain of our debt agreements limit the ability of certain of our subsidiaries to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends. Until such time that we pay a dividend, our investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could discourage stockholder lawsuits or limit our stockholders’ ability to bring a claim in any judicial forum that they find favorable for disputes with us or our officers and directors.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case, subject to the Court of Chancery having personal jurisdiction over the indispensable party named as a defendant therein. If the Court of Chancery of the State of Delaware does not have jurisdiction, the sole and exclusive forum for such action or proceeding shall be another state or federal court located in the State of Delaware.

Our amended and restated certificate of incorporation and bylaws further provide that any person or entity purchasing, otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause. The forum selection clause in our amended and restated certificate of incorporation may have the effect of discouraging stockholder lawsuits or limiting our stockholders’ ability to bring a claim in any judicial forum that they find favorable for disputes with us or our officers and directors.

We are incurring increased costs as a result of operating as a public company, and our management is being required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules of the SEC, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have begun to hire additional accounting, finance, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We are currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We cannot predict or estimate the amount of additional costs we will incur as a result of becoming a public company or the timing of such costs. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Pursuant to Sarbanes-Oxley Act Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the SEC. In order to maintain effective internal controls, we will need additional financial personnel, systems and resources. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Sarbanes-Oxley Act Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

To date, we have not conducted a review of our internal controls for the purpose of providing the reports required by these rules. During the course of our review and testing, we have in the past and may in the future, identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Securities Act or the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from Nasdaq or other adverse consequences that would materially harm our business and reputation.

Special note regarding forward-looking statements

This prospectus and the documents we incorporate by reference herein contain certain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	our history of losses;

•	changes in our product revenue mix as we continue to focus on sales of our SaaS solutions, which will cause fluctuations in our results of operations and cash flows between periods;

•

our reliance on orders and renewals from a relatively small number of customers for a substantial portion of our revenue, and the substantial negotiating leverage customers have in renewing and expanding their contracts for our solutions;

•	the success of our growth strategy focused on SaaS solutions and our ability to develop or sell our solutions into new markets or further penetrate existing markets;

•	our ability to manage our expanding operations;

•	intense competition in our market;

•	third parties may assert we are infringing or violating their intellectual property rights;

•	U.S. and global market and economic conditions, particularly adverse in the insurance industry;

•	additional complexity, burdens and volatility in connection with our international sales and operations;

•	the length and variability of our sales and implementation cycles;

•	data breaches, unauthorized access to customer data or other disruptions of our solutions;

•

the significant influence that Apax and Accenture will have on the composition of our board of directors, our management, business plans and policies, and any conflicts of interest between Apax and Accenture, on the one hand, and our other stockholders, on the other hand;

•	our continued reliance on certain “controlled company” exemptions under Nasdaq listing standards during the applicable phase-in periods;

•

impact of pandemics, including the COVID-19 pandemic, on U.S. and global economies, our business, our employees, results of operations, financial condition, demand for our products, sales and implementation cycles, and the health of our customers’ and partners’ businesses; and

•	the other risks and uncertainties described under “Risk factors” in this prospectus and in our Annual Report incorporated by reference in this prospectus.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Use of proceeds

The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered pursuant to this prospectus. We will not receive any proceeds from the sale of shares being sold in this offering, including from any exercise by the underwriters of their option to purchase additional shares. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and we will bear the remaining expenses. See “Principal and selling stockholders.”

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of August 31, 2020.

The following table is derived from and should be read together with the sections entitled “Prospectus summary—Summary consolidated financial information” of this prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and accompanying notes thereto, each of which is included in our Annual Report that is incorporated by reference herein.

(in $ thousands, except share numbers)	As of August 31, 2020
Cash and cash equivalents(1)	$389,878

Borrowings under credit facility(2)	$—

Stockholders’ equity:
Common stock, par value $0.01 per share; 300,000,000 shares of common stock authorized; 133,269,301 shares of common stock issued; 130,713,745 shares of common stock outstanding	1,333
Preferred stock, par value $0.01 per share; 50,000,000 shares of preferred stock authorized; no preferred stock issued and outstanding	—
Treasury stock, common shares at cost; 2,555,556 shares at August 31, 2020	(64,688)
Additional paid-in capital	821,446
Accumulated deficit	(24,334)
Total stockholders’ equity	733,757

Total capitalization	$733,757

(1)	As of October 31, 2020, we had $381.4 million of cash and cash equivalents.

(2)	As of October 31, 2020, we had no borrowings outstanding under our revolving credit facility and $29.0 million of remaining availability (after giving effect to $1.0 million of outstanding letters of credit).

Certain relationships and related party transactions

In addition to the director and executive officer compensation arrangements discussed in the section entitled “Executive Compensation” in our Annual Report incorporated by reference in this prospectus, this section describes transactions, or series of related transactions, since January 1, 2017 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Stockholders’ agreement

We are party to that certain Stockholders’ Agreement with Apax and Accenture. The Stockholders’ Agreement governs the relationship between us and Apax and Accenture, including matters related to our corporate governance, rights to designate directors and additional matters.

The Stockholders’ Agreement provides that for so long as Apax owns at least 40% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, Apax is entitled to designate three directors for election to our board of directors; for so long as Apax owns at least 20% but less than 40% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, Apax is entitled to designate two directors for election to our board of directors; and for so long as Apax owns at least 10% but less 20% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, Apax is entitled to designate one director for election to our board of directors. The Stockholders’ Agreement also provides that for so long as Accenture owns at least 20% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, Accenture is entitled to designate two directors for election to our board of directors; and for so long as Accenture owns at least 10% but less than 20% of the outstanding securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, Accenture is entitled to designate one director for election to our board of directors. Jason Wright and Roy Mackenzie currently serve on our board of directors as the current designees of Apax; and Stuart Nicoll and Domingo Miron currently serve on our board of directors as the current designees of Accenture. The size of our board of directors is currently nine directors. In the event that an Apax designee or Accenture designee ceases to serve as a director, Apax or Accenture, as applicable, will be entitled to designate another nominee to fill the resulting vacancy. Following the completion of this offering, Apax will hold 29.4% of our common stock and Accenture will hold 19.6% of our common stock.

Pursuant to the Stockholders’ Agreement, the Company will use its best efforts to cause the election of the slate of nominees recommended by our board of directors which, subject to the fiduciary duties of the directors, will include the persons designated by Accenture and Apax in accordance with the Stockholders’ Agreement.

Additionally, the Stockholders’ Agreement provides for certain consent rights for each of Apax and Accenture so long as such stockholder owns at least 5% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan, including for any increase to the size of our board of directors.

The Stockholders’ Agreement terminates as it relates to each stockholder at such time as such stockholder ceases to own any equity securities of the Company, except for the rights that will survive cessation of ownership of equity securities, including the rights of Apax and Accenture under the Registration Rights Agreement. For a description of the Registration Rights Agreement, see “Certain relationships and related party transactions—Registration rights agreement.”

On August 18, 2020, we entered into an amended and restated Restrictive Covenants Side Letter with Apax and Accenture which includes certain non-compete provisions, and restrictions on the solicitation and hiring of another party’s employees binding on each of the Company, Apax and Accenture through the earlier of August 1, 2021 and such time that Accenture owns less than 10% of the outstanding equity securities of the Company that are not shares of our common stock awarded under the 2020 Omnibus Incentive Plan or other incentive equity plan.

Registration rights agreement

We are party to that certain registration rights agreement, dated as of August 18, 2020 (the “Registration Rights Agreement”), with Apax, Accenture and certain of our other pre-IPO Investors in respect of the shares of common stock held by such holders following our IPO. The registration rights agreement provides these holders (and their permitted transferees) with the right to require us, at our expense, to register shares of our common stock that they hold (which may be fulfilled through a repurchase of such holder’s requested shares with the proceeds of a new issuance of shares). This offering is not being made pursuant to the Registration Rights Agreement. The agreement also provides that we will pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. The following description summarizes such rights and circumstances.

Demand rights / shelf registration rights

Subject to certain limitations, each of Apax and Accenture (each a “demand holder”) has the right, by delivering written notice to us, to require us to register the number of our shares of common stock requested to be so registered in accordance with the registration rights agreement. We will notify the other demand holder within ten business days following receipt of notice of a demand registration from either Apax or Accenture. We will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within ten business days after we give our notice. Following the demand request, we are required to use our reasonable best efforts to have the applicable registration statement filed with the SEC within a specified period following the demand and are required to use our best efforts to cause the registration statement to be declared effective.

Each demand holder has unlimited demand rights until such time as that demand holder owns less than 40% of our outstanding shares of common stock and owns fewer shares of common stock than the other demand holder. Following such date, such demand holder will be limited to an aggregate of two demand registrations.

We are not required to effect (i) any demand registration prior to the expiration of the 180-day lockup period following our IPO or (ii) more than one demand registration in any 90-day period following the effectiveness period of the previous demand registration statement, where the effectiveness period is the shorter of 180 days following the effective date of such registration statement and the period when all registrable securities covered thereunder are sold.

In addition, if we are eligible to file a shelf registration statement on Form S-3, each of Apax and Accenture can request that we register their shares for resale on such shelf registration statement or prospectus supplement to a previously filed shelf registration statement.

Piggyback rights

Holders of registrable shares of common stock under the registration rights agreement are entitled to request to participate in, or “piggyback” on, registrations of certain securities for sale by us at any time following February 9, 2021. This piggyback right applies to any registration following February 9, 2021 other than registration statements on Form S-4 or S-8 (or any similar successor forms used for a purpose similar to the intended use of such forms) or a resale shelf registration statement on Form S-3.

Conditions and limitations

The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances. For example, we may delay the filing or effectiveness of any registration statement for an aggregate period of no more than 90 days in any calendar year if we determine, in good faith, that the filing or maintenance of a registration statement would, if not so deferred, materially and adversely affect a then proposed or pending significant business transaction, financial project, acquisition, merger or corporate reorganization. Additionally, in certain circumstances we may withdraw a registration statement upon request by the holder(s) of registrable securities.

Ongoing relationship with Accenture

We continue to partner with Accenture as a SI that provides implementation and other related services to our customers. For the fiscal year ended August 31, 2018, 2019 and 2020, we spent $1.6 million, $0.8 million and $0.2 million, respectively, with Accenture as an SI. Additionally, we provide certain professional services, software maintenance services and SaaS solutions to end customers as a subcontractor for Accenture in connection with the master reciprocal subcontractor agreement, entered into by and between us and Accenture in connection with the carve-out. For the fiscal years ended August 31, 2018, 2019 and 2020, we recognized revenue of $12.3 million, $2.6 million and $2.2 million, respectively, relating to services performed in this subcontractor capacity.

Sale of Class E preferred units

On November 13, 2019, Disco Topco Holdings (Cayman), L.P., our predecessor prior to the Reorganization Transactions (as defined below) (the “Operating Partnership”), issued and sold 31,059,222 Class E Preferred Units of the Operating Partnership (“Class E Preferred Units”) to certain unrelated third party accredited investors in a private offering for $90.0 million, at a purchase price of $2.8977 per unit. The price per unit of each Class E Preferred Unit was based on arm’s-length negotiations with the third party investors. The Operating Partnership used $72.0 million of such proceeds from the sale to redeem 14,908,429 Class A Units of the Operating Partnership (“Class A Units”) and 9,938,949 Class B Units of the Operating Partnership (“Class B Units”) held by Apax and Accenture, respectively, at a purchase price of $2.8977 per unit, the same price per unit as the purchase price paid by the third party investors for the Class E Preferred Units.

On November 27, 2019, the Operating Partnership issued and sold 10,353,074 Class E Preferred Units to an unrelated third party accredited investor in a private offering for $30.0 million, at a purchase price of $2.8977 per unit. The price per unit of each Class E Preferred Unit was based on arm’s-length negotiations with the third party investor. On November 29, 2019, the Operating Partnership used $26.0 million of such proceeds from the sale to redeem 5,383,600 Class A Units and 3,589,064 Class B Units from Apax and Accenture, respectively, at a purchase price of $2.8977 per unit, the same price per unit as the purchase price paid by the third party investor for the Class E Preferred Units.

On February 18, 2020, the Operating Partnership issued and sold 27,199,913 Class E Preferred Units to certain unrelated third party accredited investors in a private offering for $90.0 million, at a purchase price of $3.3088 per unit. The price per unit was based on arm’s-length negotiations with the third party investors.

On February 26, 2020, the Operating Partnership issued and sold 3,022,213 Class E Preferred Units to an unrelated third party accredited investor in a private offering for $10.0 million, at a purchase price of 3.3088 per unit. The price per unit was based on arm’s-length negotiations with the third party investors. On February 27, 2020, the Operating Partnership used $100.0 million of the proceeds from the sales on February 18, 2020 and February 26, 2020 to redeem 18,133,278 Class A Units and 12,088,848 Class B Units from Apax and Accenture, respectively, at a purchase price of $3.3088 per unit, the same price per unit as the purchase price paid by the third party investors for the Class E Preferred Units.

On June 5, 2020, the Operating Partnership issued and sold 50,603,459 Class E Preferred Units to certain accredited investors, including funds managed by Kayne Anderson Rudnick Investment Management, LLC, in a private offering for $200.0 million, at a purchase price of $3.9523 per unit. The price per unit was based on arm’s-length negotiations with the third party investors.

On June 8, 2020, the Operating Partnership issued and sold 7,590,517 Class E Preferred Units to an accredited investor in a private offering for $30.0 million, at a purchase price of $3.9523 per unit. The price per unit was based on arm’s-length negotiations with the third party investors. On June 8, 2020, the Operating Partnership used $200.0 million of the proceeds from the sales on June 5, 2020 and June 8, 2020 to redeem 30,362,073 Class A Units and 20,241,374 Class B Units from Apax and Accenture, respectively, at a purchase price of $3.9523 per unit, the same price per unit as the purchase price paid by the third party investors for the Class E Preferred Units.

The reorganization transactions

In connection with the various reorganization transactions that occurred concurrently with our IPO (the “Reorganization Transactions”), Apax received 45,838,508 shares of newly-issued common stock in the Company in exchange for its ownership interest in our pre-IPO company. Accenture contributed to the Company a portion of its equity interests in the Operating Partnership and all of its interests in the Operating Partnership’s general partner in exchange for newly-issued common stock in the Company. Certain members of management contributed to the Company, directly or indirectly, all of their respective equity interests in the Operating Partnership in exchange for (i) newly-issued common stock in the Company or (ii) restricted common stock in the Company and options to acquire common stock in the Company with an exercise price equal to the fair market value on the date of grant. Each of the other pre-IPO Investors (other than Apax, Accenture and another third party investor) contributed limited partnership units (“LP Units”) in the Operating Partnership to the Company in exchange for shares of newly-issued common stock. In connection with the Reorganization Transactions, Accenture contributed 115,421,206 LP Units in the Operating Partnership to the Company; Michael Jackowski, our Chief Executive Officer, contributed 6,956,715 LP Units in the Operating Partnership to the Company; Vincent Chippari, our Chief Financial Officer, contributed 3,285,301 LP Units in the Operating Partnership to the Company; and Matthew Foster, our Chief Operating Officer, contributed 3,785,301 LP Units in the Operating Partnership to the Company. Accenture retained 6,814,815 LP Units in the Operating Partnership that were repurchased using a portion of the proceeds from our IPO.

We used a portion of the net proceeds that we received from our IPO to repurchase from Apax 2,555,556 shares of common stock received by Apax in the Reorganization Transactions at a repurchase price equal to the price per share of common stock sold to the public in the IPO, less the applicable underwriting discounts and commissions. We contributed a portion of the net proceeds that we received from the IPO to the Operating Partnership, which the Operating Partnership used to redeem the remaining LP Units owned by Accenture at a redemption price per unit equal to the price per share of common stock sold to the public in the IPO, less the applicable underwriting discounts and commissions. One of our directors, Larry Wilson, is a limited partner in Disco (Guernsey) Holdings L.P. Inc., the shareholder of the Apax entity that held Apax’s LP Units prior to the Reorganization Transactions. Pursuant to the partnership agreement for Disco (Guernsey) Holdings L.P. Inc., Mr. Wilson was entitled to receive approximately 0.3% of any proceeds received by Disco (Guernsey) Holdings L.P. Inc. from the repurchase of shares of common stock in the Company described above, following certain priority returns to Apax and Mr. Wilson. Of the $64.7 million paid by the Company to repurchase shares of common stock in the Company owned by Disco (Guernsey) Holdings L.P. Inc., Mr. Wilson received approximately $922,000 due to his limited partnership interest.

Policies and procedures for related person transactions

Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). Our Related Person Policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must disclose to our General Counsel any “related person transaction” (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then communicate that information to our audit committee, or chair thereof. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock immediately prior to and following the completion of this offering by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

The number of shares of common stock outstanding before and after this offering and the corresponding percentage of beneficial ownership are based on shares of common stock outstanding as of October 31, 2020, which for purposes of the table below includes all unvested restricted stock awards.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after October 31, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Duck Creek Technologies Inc., 22 Boston Wharf Road, Floor 10, Boston, MA, 02210.

	Securities beneficially owned prior to this offering		Assuming no exercise of the underwriters’ option			Assuming full exercise of the underwriters’ option
	Number	Percentage of total common stock ownership	Shares offered hereby	Shares beneficially owned after this offering		Shares offered hereby	Shares beneficially owned after this offering
Name of beneficial owner				Number	Percentage of total common stock ownership		Number	Percentage of Total common stock ownership

5% stockholders and selling stockholders
Apax(1)	43,282,952	32.4%	4,800,000	38,482,952	28.8%	5,520,000	37,762,952	28.3%
Accenture(2)	28,855,302	21.6%	3,200,000	25,655,302	19.2%	3,680,000	25,175,302	18.9%
Kayne Anderson Rudnick Investment Management, LLC(3)	9,488,147	7.1%	—	9,488,147	7.1%	—	9,488,147	7.1%

	Securities beneficially owned prior to this offering		Assuming no exercise of the underwriters’ option			Assuming full exercise of the underwriters’ option
	Number	Percentage of total common stock ownership	Shares offered hereby	Shares beneficially owned after this offering		Shares offered hereby	Shares beneficially owned after this offering
Name of beneficial owner				Number	Percentage of total common stock ownership		Number	Percentage of Total common stock ownership
NEOs and Directors
Michael Jackowski(4)	1,800,504	1.3%	—	1,800,504	1.3%	—	1,800,504	1.3%
Vincent Chippari(5)	837,832	*	—	837,832	*	—	837,832	*
Matthew Foster(6)	974,849	*	—	974,849	*	—	974,849	*
Kathy Crusco(7)	56,816	*	—	56,816	*	—	56,816	*
Roy Mackenzie	—	—	—	—	—	—	—	—
Domingo Miron	—	—	—	—	—	—	—	—
Charles Moran(8)	182,491	*	—	182,491	*	—	182,491	*
Stuart Nicoll(9)	12,000	—	—	12,000	—	—	12,000	—
Francis Pelzer(10)	164,378	*	—	164,378	*	—	164,378	*
Larry Wilson(11)	169,291	*	—	169,291	*	—	169,291	*
Jason Wright	—	—	—	—	—	—	—	—
All executive officers and directors as a group (15 persons)	5,771,676	4.3%	—	5,771,676	4.3%	—	5,771,676	4.3%

*	Represents beneficial ownership of less than 1%.

(1)	Represents shares of common stock held by Disco (Guernsey) Holdings L.P. Inc., Disco (Guernsey) GP Co. Limited is the general partner of Disco (Guernsey) Holdings L.P. Inc., and Apax VIII GP Co. Limited holds all the ordinary shares of Disco (Guernsey) GP Co. Limited. The registered address for Apax VIII GP Co. Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The registered address for each of Disco (Guernsey) Holdings L.P., Inc. and Disco (Guernsey) GP Co. Limited is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP.

Does not include shares of common stock held by other stockholders that are subject to the Stockholders’ Agreement.

(2)	Consists of 10,716,262 shares of common stock held by Accenture LLP (the “Accenture LLP Shares”) and 18,139,040 shares of common stock held by Accenture Holdings BV (the “Accenture Holdings BV Shares”), each of which is an indirect wholly-owned subsidiary of Accenture plc. As a result of such ownership, Accenture plc may be deemed to beneficially own and have shared voting power and shared dispositive power with respect to all such shares. Accenture LLP expressly disclaims ownership of the Accenture Holdings BV Shares and Accenture Holdings BV expressly disclaims ownership of the Accenture LLP Shares. The address for Accenture LLP is c/o Accenture LLP, 161 North Clark Street, Chicago, Illinois, 60601. The address for Accenture Holdings BV is c/o Accenture Holdings BV, Gustav Mahlerplein 90, 1082MA, Amsterdam, Netherlands. The address for Accenture plc is 1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland.

Does not include shares of common stock held by other stockholders that are subject to the Stockholders’ Agreement.

(3)	Consists of 367,685 shares of common stock held by Virtus KAR Capital Growth Fund, 208,727 shares of common stock held by Virtus Tactical Allocation Fund and 8,566,271 shares of common stock held by Virtus KAR Small-Cap Growth Fund, each a series of Virtus Equity Trust (the Virtus Equity Trust Funds), and 153,505 shares of common stock held by Virtus KAR Capital Growth Series, 29,135 shares of common stock held by Virtus Strategic Allocation Series and 162,823 shares of common stock held by Virtus Small-Cap Growth Series, each a series of Virtus Variable Insurance Trust (the Virtus Variable Insurance Trust Funds). Kayne Anderson Rudnick Investment Management, LLC is the investment manager for the Virtus Equity Trust Funds and the Virtus Variable Insurance Trust Funds. Douglas Foreman, Stephen Rigali, and Jeannine Vanian are on the executive management team of Kayne Anderson Rudnick Investment Management, LLC and may be deemed to share voting and dispositive power over the shares held by the Virtus Equity Trust Funds and the Virtus Variable Insurance Trust Funds. The address for each of these entities and individuals is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California, 90067.

(4)	Consists of (i) 1,636,146 shares of common stock, including restricted stock, held by Mr. Jackowski and (ii) 164,358 shares of common stock subject to options held by Mr. Jackowski that are exercisable within 60 days of October 31, 2020.

(5)	Consists of (i) 745,792 shares of common stock, including restricted stock, held by Mr. Chippari and (ii) 92,040 shares of common stock subject to options held by Mr. Chippari that are exercisable within 60 days of October 31, 2020.

(6)	Consists of (i) 882,809 shares of common stock, including restricted stock, held by Mr. Foster and (ii) 92,040 shares of common stock subject to options held by Mr. Foster that are exercisable within 60 days of October 31, 2020.

(7)	Consists of (i) 49,502 shares of common stock, including restricted stock, held by Ms. Crusco and (ii) 7,314 shares of common stock subject to options held by Ms. Crusco that are exercisable within 60 days of October 31, 2020.

(8)	Consists of (i) 163,580 shares of common stock, including restricted stock, held by Mr. Moran and (ii) 18,911 shares of common stock subject to options held by Mr. Moran that are exercisable within 60 days of October 31, 2020.

(9)	Consists of 12,000 shares of common stock, including restricted stock, held by Mr. Nicoll.

(10)	Consists of (i) 151,146 shares of common stock, including restricted stock, held by Mr. Pelzer and (ii) 13,232 shares of common stock subject to options held by Mr. Pelzer that are exercisable within 60 days of October 31, 2020.

(11)	Consists of (i) 150,380 shares of common stock, including restricted stock, held by Mr. Wilson and (ii) 18,911 shares of common stock subject to options held by Mr. Wilson that are exercisable within 60 days of October 31, 2020. Does not include any shares of common stock held by Disco (Guernsey) Holdings L.P. Mr. Wilson is a limited partner in Disco (Guernsey) Holdings L.P. and is entitled to receive approximately 0.3% of any proceeds received by Disco (Guernsey) Holdings L.P. from the sale of any shares of common stock by Disco (Guernsey) Holdings L.P. in this offering. Following completion of this offering, Mr. Wilson is expected to receive, together with certain priority returns to Apax and Mr. Wilson, an aggregate payment of approximately $ due to his limited partnership interest.

Description of capital stock

The following description of our capital stock gives effect to this offering and is qualified in its entirety by reference to our organizational documents, which are filed as exhibits to our Annual Report, and by applicable law.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. We had 130,833,050 shares of common stock outstanding as of October 31, 2020. There will be no shares of preferred stock outstanding immediately following this offering. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of shares of common stock present in person or represented by proxy. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the voting power of all shares of common stock.

Holders of our common stock will be entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.

Preferred stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock).

Unless required by law or by any stock exchange, the authorized shares of preferred stock are available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	the dividend rights, conversion rights, redemption privileges and liquidation preferences of the series;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of common stock.

Stockholders’ agreement

For a description of the Stockholders’ Agreement that we entered into with Accenture and Apax, see “Certain relationships and related party transactions—Stockholders’ agreement.”

Anti-takeover effects of Delaware law and our organizational documents

The following is a summary of certain provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including those attempts that might result in a premium over the market price for holders of shares of common stock.

Authorized but unissued shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Certain anti-takeover provisions of Delaware law

We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder

for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Staggered board; renewal of directors

Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders, subject to the designation rights set forth in the Stockholders’ Agreement. The terms of the first, second and third classes will expire in 2021, 2022 and 2023, respectively. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a stockholder might consider a tender offer or change in control to be in its best interests.

In addition, our amended and restated certificate of incorporation and bylaws provide that, subject to the terms of the Stockholders’ Agreement, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds in voting power of the outstanding shares of capital stock of the Company entitled to vote at an election of directors.

Ability of our stockholders to act

Our amended and restated certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings; special stockholders meetings may only be called by the board of directors, the chairperson of the board of directors or the Chief Executive Officer of the Company. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

At any time that Apax and Accenture beneficially own in the aggregate less than 50% of our outstanding common stock, our stockholders may not act by written consent and any action required or permitted to be taken by our stockholders may only be effected at an annual or special meeting of stockholders. For so long as Apax and Accenture beneficially own in the aggregate 50% or more of our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is executed by the holders of outstanding shares of capital stock not having less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote are present and voted.

Our amended and restated bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors (or any duly authorized committee thereof) or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

Our amended and restated bylaws provide that no business may be transacted at any annual meeting of our stockholder, except for business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors or (c) otherwise properly brought before the annual meeting by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary. To be timely, a stockholder’s notice must be delivered to or be mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever occurs first.

Forum selection clause

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case, subject to the Court of Chancery having personal jurisdiction over the indispensable party named as a defendant therein.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our amended and restated certificate of incorporation and bylaws provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. The exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act and the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation and bylaws further provide that any person or entity purchasing, otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause. It is possible that a court of law could rule that the choice of forum provisions contained in our amended and restated certificate of incorporation and bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings.

Limitations on liability and indemnification of directors and officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended.

Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

We have entered into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements and any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our bylaw. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•

neither Apax, Accenture nor any of their officers, directors, partners, members, shareholders or employees have any fiduciary duty to refrain from engaging in or possessing any interest in other investments, business ventures or persons of any nature or description, independently or with others, similar or dissimilar to, or that compete with, the investments or business of the Company and its subsidiaries, and may provide advice and other assistance to any such investment, business venture or person;

•

neither Apax, Accenture nor any of their officers, directors, partners, members, shareholders or employees are obligated to present any particular investment or business opportunity to the Company or its subsidiaries even if such opportunity is of a character that, if presented to the Company or its subsidiaries, could be pursued by the Company or its subsidiaries, and Apax, Accenture and their respective officers, directors, partners, members, shareholders or employees have the right to pursue for their own account or to recommend to any other person any such business or investment opportunity; and

•

the Company and its subsidiaries have waived and renounced any right, interest or expectancy to participate in business opportunities that are from time to time presented to Apax, Accenture or their respective officers, directors, partners, members, shareholders or employees or business opportunities of which Apax, Accenture or their respective officers, directors, partners, members, shareholders or employees gain knowledge.

Our amended and restated certificate of incorporation further provides that any person or entity purchasing, otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the corporate opportunity clause.

Shares eligible for future sale

We cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon the completion of this offering, we will have 130,833,050 shares of common stock issued and outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act (“Rule 144”). Upon the completion of this offering, approximately 29.4% of our outstanding common stock (or approximately 28.9% if the underwriters exercise the option to purchase additional shares of common stock in full) will be held by Apax and approximately 19.6% of our outstanding common stock (or approximately 19.2% if the underwriters exercise the option to purchase additional shares of common stock in full) will be held by Accenture. These shares and all remaining shares that will be outstanding upon completion of this offering (other than the shares of common stock sold in this offering and the shares sold in our IPO) will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up agreements

See “Underwriting” for a description of the lock-up agreements applicable to our shares. In connection with the IPO, our executive officers, directors, Apax, Accenture and substantially all of our pre-IPO Investors entered into lock-up agreements with the underwriters for a period of 180 days which expires on February 9, 2021.

In connection with this offering, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. have given written consent to permit filing of this registration statement. Additionally, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,000,000 shares (or up to 9,200,000 shares to the extent the underwriters exercise their option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, provided that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering. Additionally, pursuant to the terms of the IPO lock-up agreements with our pre-IPO Investors that held Class E Units, each such pre-IPO Investor will also be automatically released from such restrictions in respect of the same percentage of its shares subject to lock-up as the percentage of shares held by Apax and Accenture that have been released with respect to this offering.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration statements on Form S-8

We have filed a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2020 Omnibus Incentive Plan. The Form S-8 registration statement became automatically effective upon filing. Accordingly shares registered under such registration statement are available for sale in the open market. The Form S-8 covers 18,000,000 shares.

Registration rights agreement

We have entered into a Registration Rights Agreement with Apax, Accenture and certain of our other pre-IPO Investors pursuant to which such pre-IPO Investors, including Apax, Accenture and their respective affiliates and permitted third party transferees, have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of a 180-day period, which ends on February 9, 2021. This offering is not being made pursuant to the Registration Rights Agreement. Such pre-IPO Investors are also entitled to piggyback registration rights with respect to certain future registration statements that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. For a description of the Registration Rights Agreement, see “Certain relationships and related party transactions—Registration rights agreement.”

U.S. federal income tax considerations for Non-U.S. Holders

The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock. This summary applies only to Non-U.S. Holders who purchase our common stock in this offering and hold our common stock as a capital asset (generally, property held for investment purposes). This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our common stock.

For purposes of this summary, the term ”Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common stock, and partners in such partnerships, should consult their own tax advisers as to the U.S. federal income tax consequences applicable to them in their particular circumstances.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on common stock

Distributions on our common stock will generally be treated as dividends to the extent such distributions are paid from the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will be treated first as a return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Sale, exchange or other taxable disposition of common stock.” Generally, the gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will be subject to withholding of U.S. federal income tax at a rate of 30%, or at a lower rate if an applicable income tax treaty so provides and the applicable withholding agent has received proper certification as to the application of that treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net income basis and are exempt from the 30% withholding tax described above (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or a lower applicable treaty rate).

To claim the benefits of an applicable tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with a trade or business in the United States) or other suitable form. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, exchange or other taxable disposition of common stock

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our common stock unless (i) the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), (ii) in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, or (iii) the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange or other taxable disposition or the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned above. The Company believes it is not, has not been and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

If gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), the Non-U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our common stock in the same manner in which citizens or residents of the United States would be subject to U.S. federal income tax. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder is a non-resident alien individual that is present in the United States for 183 or more days in the taxable year of disposition and certain other requirements are met, the Non-U.S. Holder will generally be subject to a flat income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.

Foreign account tax compliance act

Withholding at a rate of 30% will generally be required in certain circumstances on dividends in respect of shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, or accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payer will in turn be required to provide to the U.S. Department of the Treasury. Prospective investors are urged to consult their tax advisers regarding the possible implications of these rules on their investment in our common stock.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total	8,000,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,200,000 additional shares of common stock from the selling stockholders. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and our legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.1 million. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that for a period of 90 days after the date of this prospectus, we will not (i) offer, pledge, lend, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any hedging, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of the representatives.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We are listed on Nasdaq under the symbol “DCT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

IPO lock-up agreements

In connection with the IPO, our executive officers, directors, Apax, Accenture and substantially all of our pre-IPO Investors entered into lock-up agreements with the underwriters, pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days (which expires on February 9, 2021), may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, (i) any shares of common stock or (ii) any securities convertible into or exercisable or exchangeable for common stock, options or warrants to purchase securities which may be deemed to be beneficially owned by the security holder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to undertake any of the foregoing.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions. The exceptions to the restrictions described in the immediately preceding paragraph include: (i) transfers as a bona fide gift or gifts; (ii) transfers by will or intestacy; (iii) transfers to any trust for the direct or indirect benefit of such person or the immediate family of such person; (iv) if such person is an entity, distributions to such person’s members, partners or stockholders; (v) transfers to the Company pursuant to the exercise, on a “cashless” or “net exercise” basis, of options granted pursuant to employee benefit plans or arrangements; (vi) transfers pursuant to a domestic order or divorce settlement; (vii) transfers of securities acquired in open market transactions after this offering; (viii) entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act for transfers that do not provide for the transfer during the 180 day period described in the preceding paragraph; (ix) transfers to such person’s affiliates or to any investment fund or other entity controlled or managed by such person; (x) pledges as collateral in accordance with and subject to certain terms and conditions; and (xi) transfers pursuant to a third party tender offer, merger or other similar transaction made to all holder of capital stock involving a change of control of us. In addition, in the event J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC release a holder that beneficially owns at least one percent of the outstanding shares of common stock from the restrictions described above, certain holders will have the right to also be released from such restrictions in respect of the same percentage of shares held by such holder as the initial holder being released, except in certain circumstances, including if such release is in connection with a follow-on offering and the holder was offered, but has declined, the opportunity to participate in such follow-on offering.

In connection with this offering, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. have given written consent to permit filing of this registration statement. Additionally, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,000,000 shares (or up to 9,200,000 shares to the extent the underwriters exercise their option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, provided that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering.

Additionally, pursuant to the terms of the IPO lock-up agreements with our pre-IPO Investors that held Class E Units, in the event Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC release a holder that beneficially owns at least one percent of the outstanding shares of common stock from their lock-up restrictions (including Apax and Accenture), each such pre-IPO Investor will also be automatically released from such restrictions in respect of the same percentage of shares held by such holder as the initial holder being released. J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC have agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,000,000 shares (or up to 9,200,000 shares to the extent the underwriters exercise their option to purchase additional shares) of our common stock in this offering that are held by the selling stockholders, provided that the release of shares of our common stock held by the selling stockholders is limited to the shares actually sold in this offering. Accordingly, each pre-IPO Investor that held Class E Units will also be automatically released from its IPO lock-up restrictions in respect of the same percentage of shares held by such holder subject to lock-up as the percentage of shares held by Apax and Accenture that have been released with respect to this offering. As a result, 3.6 million shares (or up to 4.2 million shares to the extent the underwriters exercise their option to purchase additional shares) held by pre-IPO Investors that held Class E Units will be released in connection with this offering.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, certain of the underwriters or their affiliates served as underwriters for our IPO. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any shares of common stock may not be made in that Relevant State, except that an offer to the public in that Relevant State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will be deemed to have represented, warranted and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” (as defined in the Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “relevant persons”). In the United Kingdom, the shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. This document and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on this document or its contents. The shares of common stock are not being offered to the public in the United Kingdom.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products”(as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA N-16: Notice on Recommendations on Investment Products).

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Duck Creek Technologies, Inc. and subsidiaries as of August 31, 2020 and 2019, and for each of the years in the three-year period ended August 31, 2020, have been incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the August 31, 2020 consolidated financial statements refers to a change to the accounting for leases.

Where you can find additional information

We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s website. We also maintain a website at www.duckcreek.com at which you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. We furnish our stockholders with annual reports containing combined financial statements audited by our independent registered accounting firm.

Incorporation by reference

The rules of the SEC allow us to incorporate by reference in this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information modified or superseded by information contained directly in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended August 31, 2020, filed on November 3, 2020; and

•	the description of our common stock in our Registration Statement on Form 8-A (Registration Statement No. 001-39449) filed on August 14, 2020.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Duck Creek Technologies, Inc., 22 Boston Wharf Road, Floor 10, Boston, MA, 02210; Attention: Corporate Secretary (telephone: 888-724-3509). Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.

Amount to be paid
Registration fee	$57,277.50
FINRA filing fee	79,900
Printing and engraving expenses	225,000
Legal fees and expenses	500,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees and expense	5,800
Miscellaneous	50,000

Total	$1,067,977.50

Item 14. Indemnification of directors and officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant has also entered into separate indemnification agreements with each of its directors and officers which are in addition to the Registrant’s indemnification obligations under its certificate of incorporation. These

I

indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against expenses and liabilities that may arise by reason of their status as directors and officers, subject to certain exceptions. These indemnification agreements may also require the Registrant to advance any expenses incurred by its directors and officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities.

In November 2019, in connection with its formation, the Company sold 1 share of common stock to Disco (Cayman) Acquisition Co. for nominal consideration. The shares of common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the reorganization transactions concurrently with or immediately following the closing of its IPO, the Company issued 117,345,104 shares of common stock in consideration for equity interests of the Operating Partnership. Such shares of common stock were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were included in such issuances.

Item 16. Exhibits and financial statement schedules.

Exhibit index

Exhibit no.	Description of exhibit

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-246116) filed on August 14, 2020 with the SEC)

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-246116) filed on August 14, 2020 with the SEC)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

10.1	Credit Agreement, dated October 4, 2016, by and among Disco Topco Holdings (Cayman), L.P., Duck Creek Technologies LLC, Bank of America N.A., Citizens Bank, National Association, ING Capital LLC, and the other lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

II

Exhibit no.	Description of exhibit

10.2	Amendment No. 1 to Credit Agreement, dated November 21, 2017, by and among Disco Topco Holdings (Cayman), L.P., Duck Creek Technologies LLC, Bank of America N.A., and the other Lenders from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.3	Amendment No. 2 to Credit Agreement, dated October 2, 2019, by and among Duck Creek Technologies LLC, Disco Topco Holdings (Cayman), L.P., Bank of America N.A., and each Lender party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.4†	Duck Creek Technologies, Inc. 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-240050), filed on August 7, 2020 with the SEC)

10.5†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.6†	Form of Non-Qualified Stock Option Award Agreement (Performance-Based Conversion Award) (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.7†	Form of Restricted Stock Award Agreement (Time-Based Conversion Award) (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.8†	Form of Non-Qualified Stock Option Award Agreement (Time-Based Conversion Award) (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.9†	Form of Restricted Stock Award Agreement (IPO Grant) (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-240050), filed on August 7, 2020 with the SEC)

10.10	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.11	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39449) filed on August 20, 2020)

10.12	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-39449) filed on August 20, 2020)

10.13	Restrictive Covenants Side Letter (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39449) filed on August 20, 2020)

10.14†	Employment Agreement, dated as of August 1, 2016, by and between Duck Creek Technologies LLC and Michael Jackowski (incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

10.15†	Employment Agreement, dated as of September 19, 2016, by and between Duck Creek Technologies LLC and Vincent Chippari (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

III

Exhibit no.	Description of exhibit

10.16†	Employment Agreement, dated as of August 1, 2016, by and between Duck Creek Technologies LLC and Matthew Foster (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-1 (File No. 333-240050), filed on July 23, 2020 with the SEC)

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-240050), filed on August 7, 2020 with the SEC)

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1	Powers of Attorney (included on the signature pages)

†	Compensatory plan or arrangement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

IV

Signatures

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on November 9, 2020.

Duck Creek Technologies, Inc.

By:	/s/ Michael Jackowski
Name: Michael Jackowski
Title: Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Jackowski, Vincent Chippari and Christopher Stone and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date
/s/ Michael A. Jackowski	Chief Executive Officer (principal executive officer and director)	November 9, 2020
Michael A. Jackowski

/s/ Vincent A. Chippari	Chief Financial Officer (principal financial officer and principal accounting officer)	November 9, 2020
Vincent A. Chippari

/s/ Kathy Crusco	Director	November 9, 2020
Kathy Crusco

/s/ Roy Mackenzie	Director	November 9, 2020
Roy Mackenzie

/s/ Domingo Miron	Director	November 9, 2020
Domingo Miron

/s/ Charles Moran	Director	November 9, 2020
Charles Moran

Signature	Title	Date

/s/ Stuart Nicoll	Director	November 9, 2020
Stuart Nicoll

/s/ Francis Pelzer	Director	November 9, 2020
Francis Pelzer

/s/ Larry Wilson	Director	November 9, 2020
Larry Wilson

/s/ Jason Wright	Director	November 9, 2020
Jason Wright